Deloitte & Touche LLP
BCE Place
181 Bay Street, Suite 1400
Toronto, ON M5J 2V1
Canada

Tel: (416) 601 6150
Fax: (416) 601 6151
www.deloitte.ca

                                                                        Deloitte
                                                                        & Touche

December 6, 2002

VIA SEDAR

To the Securities Regulatory Authorities in Canada

Dear Sirs:

Canadian Imperial Bank of Commerce-- National Policy 31
(Change of Auditors of a Reporting Issuer)

We acknowledge receipt of a Notice of Change of Auditors (the "Notice") dated December 5, 2002 delivered to us by Canadian Imperial Bank of Commerce ("CIBC") in respect of the resignation of each of Deloitte & Touche LLP and PricewaterhouseCoopers LLP from the office of auditor of CIBC and the subsequent appointment of Ernst & Young LLP to that office, effective as of December 5, 2002.

Pursuant to National Policy 31, please accept this letter as confirmation by Deloitte & Touche LLP that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory. If you have any questions, please do not hesitate to contact Cathy Bateman at (416) 601-5953.

Yours truly,

/s/ Deloitte & Touche LLP

c.  Ivan Duvar, Canadian Imperial Bank of Commerce
    Pankaj Puri, Executive Vice-President and Chief Auditor, CIBC
    Diane Kazarian, PricewaterhouseCoopers LLP
    Barry Kroeger, Ernst & Young LLP

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Deloitte
Touche
Tohmatsu
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